UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No.3 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Thomas Properties Group, Inc.

 (Name of Issuer)

Common Shares

(Title of Class of Securities)

884453101

(CUSIP Number)

Lyle Weisman

14001 Ventura Boulevard

Sherman Oaks, California 91423

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With copies to:

Aaron A. Grunfeld 2049 Century Park East, Boulevard, Suite 3670 Los Angeles, California 90067

July 15, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER: 884453101

1. Names of Reporting Persons Weisman Family Foundation
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,340,000
8. Shared Voting Power 0
9. Sole Dispositive Power 1,340,000
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,340,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 3.80% (1)
14. Type of Reporting Person (See Instructions) CO

(1)

Based upon 35,214,896 shares of Issuer’s common stock reported to be outstanding as of March 31, 2010.

            CUSIP NUMBER: 884453101

1. Names of Reporting Persons 770 HATZLACHA LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 286,000
8. Shared Voting Power 0
9. Sole Dispositive Power 286,000
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 286,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.81% (1)
14. Type of Reporting Person (See Instructions) CO

(1)

Based upon 35,214,896 shares of Issuer’s common stock reported to be outstanding as of March 31, 2010.

CUSIP NUMBER: 884453101

1. Names of Reporting Persons MGAT
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 160,000
8. Shared Voting Power 0
9. Sole Dispositive Power 160,000
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 160,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.45% (1)
14. Type of Reporting Person (See Instructions) OO

(1)

Based upon 35,214,896 shares of Issuer’s common stock reported to be outstanding as of March 31, 2010.

CUSIP NUMBER: 884453101

1. Names of Reporting Persons Aaron Weisman
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 602,379
8. Shared Voting Power 0
9. Sole Dispositive Power 602,379
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 602,379
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 1.71% (1)
14. Type of Reporting Person (See Instructions) IN

(1)

Based upon 35,214,896 shares of Issuer’s common stock reported to be outstanding as of March 31, 2010.

CUSIP NUMBER: 884453101

1. Names of Reporting Persons Lyle Weisman
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 339,289
8. Shared Voting Power 0
9. Sole Dispositive Power 339,289
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 339,289
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.96% (1)
14. Type of Reporting Person (See Instructions) IN

(1)

Based upon 35,214,896 shares of Issuer’s common stock reported to be outstanding as of March 31, 2010.

CUSIP NUMBER: 884453101

1. Names of Reporting Persons Moisce Belinow
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 130,000
8. Shared Voting Power 0
9. Sole Dispositive Power 130,000
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 130,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.37% (1)
14. Type of Reporting Person (See Instructions) IN

(1)

Based upon 35,214,896 shares of Issuer’s common stock reported to be outstanding as of March 31, 2010.

CUSIP NUMBER: 884453101

1. Names of Reporting Persons Richard Horowitz
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 88,000
8. Shared Voting Power 0
9. Sole Dispositive Power 88,000
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 88,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.25% (1)
14. Type of Reporting Person (See Instructions) IN

(1)

Based upon 35,214,896 shares of Issuer’s common stock reported to be outstanding as of March 31, 2010.

CUSIP NUMBER: 884453101

1. Names of Reporting Persons Joel Aaronson
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 101,997
8. Shared Voting Power 0
9. Sole Dispositive Power 101,997
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 101,997
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.29% (1)
14. Type of Reporting Person (See Instructions) IN

(1)

Based upon 35,214,896 shares of Issuer’s common stock reported to be outstanding as of March 31, 2010.

ITEM 1.

SECURITY AND ISSUER.

This Statement on Schedule 13D, as amended, relates to the common stock (the “Common Stock”), of Thomas Properties Group, Inc. (the “Company” or “Issuer”), a Delaware corporation. The principal executive offices of the Company are located at 515 Flower Street, 6th Floor, Los Angeles, California 90071.

ITEM 2.

IDENTITY AND BACKGROUND.

(a)

This statement is being filed jointly by Weisman Family Foundation, a California not for profit corporation (“Foundation”), 770 HATZLACHA LLC, a California limited liability company (“770”), MGAT, a trust formed in California,  Aaron Weisman, an individual (“AW”), Lyle Weisman, an individual (“LW”), Moisce Belinow, an individual (“Belinow”), Richard Horowitz , an individual (“Horowitz”), and Joel Aaronson, an individual (“Aaronson”).

(b)

The business address for each of the Reporting Persons is: 14001 Ventura Blvd, Sherman Oaks, California 91423, except for MGAT whose address is 1219 Burnwood Ln, Houston, TX 77073 and Richard Horowitz whose address is 9301 Wilshire Blvd #613, Beverly Hills, California 90210.

(c)

The principal business of  Foundation, 770 and MGAT is investment in real estate. Lyle Weisman is a developer, owner and manager of commercial and residential real estate, Aaron Weisman is the son of Lyle Weisman and is a private real estate investor, Moisce Belinow is a private real estate investor, Richard Horowitz: is a principal of Management Brokers Inc. which is engaged in insurance management and investments, and Joel Aaronson is an attorney and private investor.

(d, e)

During the last five years, none of the reporting persons has been (i) convicted in any criminal proceeding (excluding traffic violations and other similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Investors purchased using their own funds and their own funds together with margin extended.

ITEM 4.

PURPOSE OF TRANSACTION.

The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4.

The acquisition by Weisman Family Foundation, a California not for profit corporation (“Foundation”), 770 HATZLACHA LLC, a California limited liability company (“770”), MGAT, a trust formed in California,  Aaron Weisman (“AW”) and Lyle Weisman, an individual (“LW”), Moisce Belinow (“Belinow”), Richard Horowitz (“Horowitz”), and Joel Aaronson (“Aaronson”) of beneficial ownership of Common Shares of the Company, as described herein, was effected because of each having a belief that the Company represents an attractive investment based on the Company’s business prospects, strategy and share price.

Each Reporting Person acquired his or its securities of the Company for investment purposes.

On July 8, 2010, the Reporting persons, as a group sent a letter (a copy of which is attached hereto as Exhibit B) to the Company’s Board of Directors in which letter the Reporting Persons stated, inter alia, that they would like to meet with the Company’s board of directors and management in order to discuss and evaluate ways in which the Company’s stock price may more accurately reflect the underlying value of the Company and how fair value to the Company’s shareholders may be enhanced from current dismal levels.  Such proposals would include, without limitation, a strategic review of the Company’s individual properties to determine whether or not individual properties should continue to be part of the Company’s portfolio and ways to maximize the Company’s property management efficiency and a presentation relating to taking the Company private, at a significant premium to the current stock price. The Weisman Group's letter noted in summary that:  “it is our preferred approach to structure and present a going-private transaction with Jim Thomas and other senior members of the Company’s management at a fair price that allows the Company to unlock the superb long-term potential of the enterprise while at the same time providing fuller current value to the Company’s shareholders.  Should that preference prove not to be an available course of action, we nevertheless are prepared to move forward with the transaction on our own, possibly with one or more additional investment partners”. This summary description is qualified in its entirety by reference to the letter from the Weisman Group attached as Exhibit B.

The Reporting Persons as a group own approximately 8.65% of the outstanding Common Stock of the Issuer. Each Reporting Person will continue to evaluate his or its ownership and voting position in the Company and may consider the following future courses of action: (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a position of the Common Stock in open market sales or in privately-negotiated transactions; or (iii) acquiring additional shares of Common Stock in open market or in privately-negotiated transactions.

The Reporting Persons currently intend to pursue  their objectives in the manner described in their letter to the board of directors of the Company, however, each Reporting Person reserves the right to determine in the future whether to change the plans, proposals, or purposes described above.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5. The Reporting Persons as a group own approximately 8.65% of the outstanding Common Stock of the Issuer.

 (a) (i) Foundation is the beneficial owner of an aggregate of 1,340,000, or 3.80%, of the total outstanding shares of Common Stock.

(ii) 770 is the beneficial owner of an aggregate of 286,000, or 0.81% of the total outstanding shares of Common Stock.

 (iii) MGAT is the beneficial owner of an aggregate of 160,000, or 0.45% of the total outstanding shares of Common Stock.

 (iv) AW is the beneficial owner of an aggregate of 602,379, or 1.71% of the total outstanding shares of Common Stock.

 (v) LW is the beneficial owner of an aggregate of 339,289, or 0.96% of the total outstanding shares of Common Stock.

 (vi) Belinow is the beneficial owner of an aggregate of 125,000, or 0.37% of the total outstanding shares of Common Stock.

(vii) Horowitz is the beneficial owner of an aggregate of 88,000, or 0.25% of the total outstanding shares of Common Stock.

(viii) Aaronson is the beneficial owner of an aggregate of 108,790, or 0.29% of the total outstanding shares of Common Stock.

(b) Weisman Family Foundation and 770 HATZLACHA LLC share power to vote and direct the disposition of 1,340,000 and 286,000 shares, respectively, of Common Stock with Lyle Weisman. Aaron Weisman has sole voting and dispositive power over his 602,379 shares. Lyle Weisman has sole voting and dispositive power over his 339,289 shares. MGAT has sole voting and dispositive power over their 160,000 shares. Moisce Belinow has sole voting and dispositive power over his 130,000 shares. Richard Horowitz has sole voting and dispositive power over his 88,000 shares. Joel Aaronson has sole voting and dispositive power over his 101,997 shares.

(c) Since December 7, 2009 the Reporting Persons have purchased Common Stock in open market transactions as follows:

Foundation:

Date	Number of Shares	Average Purchase Price per Share
12/8 to 7/8/2010	370,000	various

770:

Date	Number of Shares	Average Purchase Price per Share
12/8 to 7/8/2010	81,000	various

MGAT:

Date	Number of Shares	Average Purchase Price per Share
12/8 to 7/8/2010	-55,000	various

AW:

Date	Number of Shares	Average Purchase Price per Share
12/8 to 7/8/2010	18,712	various

LW:

Date	Number of Shares	Average Purchase Price per Share
12/8 to 7/8/2010	149,749	various

Belinow:

Date	Number of Shares	Average Purchase Price per Share
12/8 to 7/8/2010	47,332	various

Horowitz :

Date	Number of Shares	Average Purchase Price per Share
12/8 to 7/8/2010	22,000	various

Aaronson:

Date	Number of Shares	Average Purchase Price per Share
12/8 to 7/8/2010	41,566	various

 (d) – (e) Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Effective November 11, 2009, the Reporting Persons entered into a Joint Filing Agreement (Amended and Restated as of July 7, 2010 - See Exhibit A) relating to their beneficial ownership of the Common Stock, par value $0.001 per share, of Thomas Properties Group, Inc., a Delaware corporation. To the knowledge of the Reporting Persons, except as otherwise described above, there are no other contracts, arrangements, understandings or relationships among reporting persons and between any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.

MATERIALS TO BE FILED AS EXHIBITS.

Exhibit	Description

Exhibit A

Joint Amended and Restated Filing Agreement executed by the Reporting Persons dated  July 7, 2010.

Exhibit B                Letter from the Weisman Group to Thomas Properties Group, Inc. dated July 8, 2010

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is to their knowledge true, complete and correct.

Weisman Family Foundation

 Date: July 15, 2010

/s/ Lyle Weisman

By: Lyle Weisman

Its: Manager

770 HATZLACHA LLC

  Date: July 15, 2010

/s/ Lyle Weisman

By: Lyle Weisman

Its: Manager

MGAT

Date: July 15, 2010

/s/Amber Zaebst*

By: Amber Zaebst

Date: July 15, 2010

/s/ Aaron Weisman

Aaron Weisman

Date: July 15, 2010

/s/ Lyle Weisman

Lyle Weisman

Date: July 15, 2010

/s/ Moisce Belinow*

Moisce Belinow

Date: July 15, 2010

/s/ Richard Horowitz*

Richard Horowitz

Date: July 15, 2010

/s/ Joel Aaronson*

Joel Aaronson

*by power of attorney